02019473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OF 4-3-02

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SEC FILE NUMBER
8- 47282

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED APR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UNITED SECURITIES ALLIANCE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7730 EAST BELLEVIEW AVENUE, SUITE AG-9
(No. and Street)

GREENWOOD VILLAGE (City) COLORADO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK SUTHERLAND (303) 792-0500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307 (Address) DENVER (City) COLORADO (State) 80222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

14-4-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, DEAN RAGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED SECURITIES ALLIANCE, INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF COLORADO
CITY AND COUNTY OF DENVER

THE AFOREMENTIONED PERSONALLY APPEARED BEFORE ME
THIS 29th DAY OF MARCH, 2002.

MY COMMISSION EXPIRES: 7-28-04

NOTARY PUBLIC STATE OF COLORADO PAMELA DuFAULT

Signature

EXECUTIVE VICE PRESIDENT
Title

NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED SECURITIES ALLIANCE, INC.

TABLE OF CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Securities Alliance, Inc.

We have audited the accompanying statement of financial condition of United Securities Alliance, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Securities Alliance, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
March 28, 2002

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	390 841
Commissions receivable		426 786
Receivable from brokers		114 897
Deposit with clearing broker		43 911
Furniture and equipment, net of accumulated depreciation of $37,704		81 664
Receivable from parent		14 446
Other assets		84 646
	$	**1 157 191**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	285 609
Commissions payable		502 694
Deferred rent		40 805
Obligation under capital lease (Note 3)		38 392
Total liabilities		867 500
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, par value $1 per share; 25,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		402 530
Deficit		(112 939)
Total shareholder's equity		289 691
	$	**1 157 191**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions	$	9 440 529
Other income		709 343
Total revenue		10 149 872
EXPENSES:		
Commissions		8 329 281
Salaries, benefits and payroll taxes		619 675
Clearing charges		28 154
Professional fees		177 553
Travel and entertainment		49 110
Communications		56 760
General and administrative		466 728
Settlements		72 500
Occupancy costs		178 372
Total expenses		9 978 133
NET INCOME	**$**	**171 739**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deficit
BALANCES, December 31, 2000	100	$ 100	$ 402 530	$ (284 678)
Net income	-	-	-	171 739
BALANCES, December 31, 2001	**100**	**$ 100**	**$ 402 530**	**$ (112 939)**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	171 739
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		18 813
Increase in commissions receivable		(329 658)
Increase in receivable from brokers		(114 897)
Increase in other assets		(83 668)
Increase in deposit with clearing broker		(18 748)
Increase in receivable from parent		(14 446)
Increase in accounts payable and accrued expenses		216 762
Increase in deferred rent		40 805
Increase in commissions payable		432 769
Net cash provided by operating activities		319 471
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment		(40 570)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease obligation		(6 018)
NET INCREASE IN CASH AND CASH EQUIVALENTS		272 883
CASH AND CASH EQUIVALENTS, at beginning of year		117 958
CASH AND CASH EQUIVALENTS, at end of year	**$**	**390 841**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**3 676**
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Acquisition of furniture and equipment under capital leases	**$**	**31 900**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United Securities Alliance, Inc. (the "Company") was incorporated in Nevada on March 16, 1994 and operates as a securities broker-dealer dealing mainly in mutual funds, insurance related products and equity securities. The Company is a wholly-owned subsidiary of USA Holdings, Inc.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from five to seven years.

For purposes of cash flows, the Company considers money market funds and certificates of deposit with a maturity of three months or less be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $71,125 and $57,423, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 12.11 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company leases office space on a month-to-month basis and leases equipment under various operating and capital leases. Future minimum lease payments under noncancellable leases as of December 31, 2001 are as follows:

	Operating	Capital	Principal due on Capital Lease
2002	$ 123 019	$ 15 350	$ 9 674
2003	104 274	13 144	9 010
2004	106 942	12 030	9 438
2005	109 610	8 336	7 254
2006	102 718	3 179	3 016
	$ 546 563	52 039	$ 38 392
Less amount representing interest		(13 647)	
Present value of net minimum lease payments		$ 38 392	

Total rent expense for operating leases was approximately $157,472 for the year ended December 31, 2001.

Included in furniture and equipment at December 31, 2001was $50,210 of equipment recorded under capital lease obligations. The related accumulated depreciation was $10,848.

NOTE 4 - INCOME TAXES

During the year ended December 31, 2001, the Company used approximately $170,000 of its net operating loss carryforward. The Company has a remaining, unused net operating loss carryforward of approximately $40,000 for income tax and financial reporting purposes, which expires in 2020. This net operating loss carryforward may result in future income tax benefits of approximately $6,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 4 - INCOME TAXES (continued)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets	
Net operating loss carryforwards	$ 6 000
Valuation allowance for deferred tax assets	(6 000)
	$ -

The valuation allowance decreased $60,000 for the year ending December 31, 2001.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has a deposit with its clearing broker. If the clearing broker should cease business, this deposit could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company's financial instruments, including cash, deposit with clearing broker, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer. Several of these actions claim damages which are material to the financial statements taken as a whole. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial condition.

SUPPLEMENTARY INFORMATION

UNITED SECURITIES ALLIANCE, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2001

CREDIT:		
Shareholder's equity	$	289 691
DEBITS:		
Nonallowable assets:		
Furniture and equipment, net		81 664
Commissions receivable		588
Receivable from brokers		114 897
Receivable from parent		14 446
Other deductions		4 000
Other assets		84 646
Less: Assets adequately secured by liabilities		(81 675)
Total debits		218 566
NET CAPITAL		71 125
Minimum requirements of 6-2/3% of aggregate indebtedness of $861,347 or $50,000, whichever is greater		57 423
Excess net capital	**$**	**13 702**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	285 609
Commissions payable		502 694
Obligation under capital lease		38 392
Deferred rent		40 805
Less: liabilities adequately secured by assets		(6 153)
TOTAL AGGREGATE INDEBTEDNESS	**$**	**861 347**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**12.11 to 1**

See the accompanying Independent Auditors' Report.

UNITED SECURITIES ALLIANCE, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	225 004
Adjustments:		
Increase in non-allowable assets, net		(126 630)
Increase in expenses, net		(27 249)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$	71 125

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
United Securities Alliance, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of United Securities Alliance, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by United Securities Alliance, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of United Securities Alliance, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and its operation that we considered to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of United Securities Alliance, Inc. for the year ended December 31, 2001 and this report does not affect our report thereon dated March 28, 2002. An inadequacy in the Company's books and records existed for the year ended December 31, 2001. The inadequacy arose from the Company not having adequate personnel in the day to day operations of the Company. This inadequacy caused delays in conducting the annual audit and preparing accurate and timely monthly financial information and net capital computations. Subsequently, the Company is in the process of correcting this inadequacy.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives, except those procedures relating to the accounting system which were determined to be a material inadequacy as described above in the preceding paragraph.

In addition, our review indicated that United Securities Alliance, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
March 28, 2002

UNITED SECURITIES ALLIANCE, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001